

December 22, 2011

Via Facsimile
Tony Aquila
Chief Executive Officer
Solera Holdings, Inc.
7 Village Circle, Suite 350
Westlake, TX 76262

      Re: Solera Holdings, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2011
               Filed August 29, 2011
               Form 10-Q for the Fiscal Quarter Ended September 30, 2011
               Filed November 7, 2011
               File No. 001-33461

Dear Mr. Aquila:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.   We note your significant indebtedness pursuant to your senior notes and your amended and restated senior secured credit facility. We note further that you expect your existing cash on hand and cash flow from operations to be sufficient to fund acquisitions currently under review and other anticipated capital needs for the next twelve months, but it is unclear to what extent the restrictive covenants in your debt arrangements may restrict

your liquidity generally or your ability to execute your strategic growth plan. In this regard**,** we note your intent to refinance your senior secured credit facility in order to create greater operational flexibility. Please advise to what extent you considered enhancing your disclosure to address the impact on the company if a refinancing on acceptable terms cannot be obtained, and whether the negative covenants in your existing debt arrangements may restrict the company's ability to pursue strategic growth opportunities and grow its business, generally. In addition, to the extent that non-compliance of any covenant in your senior notes or amended and restated credit facility is reasonably likely, in future filings please disclose and discuss the specific terms of your most significant and restrictive covenants. Include the most restrictive required ratios/amounts provided in the agreements and the company's actual ratios/amounts for each period, to enable readers to understand how much cushion there is between the required ratios and the actual ratios. Refer to Sections I.D and IV.C of SEC Release No. 34-48960.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income for each of the three fiscal years in the period ended June 30, 2011, page F-5

2.   We note that you classify amortization expense related to your purchased software and database technology outside of cost of revenues. Please tell us the basis for this exclusion and how you considered, by analogy, ASC 985-20-45-1 via ASC 985-20-25-9 in this regard.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

3.   We note your disclosure that your contracts include the delivery of software, hosting services, up-front fees for implementation and set-up activities, and maintenance and that you consider your hosting services and maintenance to be a combined unit of account. We also note your response in your letter dated March 26, 2007 related to our comment 29 as it relates to your revenue recognition policy when a software license is included in or excluded from a contract. Based on your revised disclosure, please clarify whether revenue related to the software license is recognized upon delivery and if so, whether you have established vendor-specific objective evidence ("VSOE") of fair value for all of the undelivered elements in the contract, including how VSOE is determined, as necessary.

Note 4. Goodwill and Intangible Assets

Intangible Assets, page F-23

4.   We note that the change in the gross carrying amounts of your purchased customer
        relationships, purchased tradenames and trademarks, and purchased software and
        database technology from fiscal 2010 to fiscal 2011 as disclosed in the table on page F-23
        is significantly greater than the intangible assets acquired during fiscal 2011. We also
        note your disclosure that amortization of intangible assets totaled $61.5 million for fiscal
        2011; however, the difference between accumulated amortization from fiscal 2010 to
        fiscal 2011 as disclosed in the table on page F-23 is significantly greater. Please explain
        why the amounts vary by such a significant amount.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 4. Controls and Procedures

Changes in Internal Controls, page 31

5.   We note that your disclosure in this section references the first quarter of fiscal year
        2011. Please confirm whether there were any changes in your internal control over
        financial reporting during the first quarter of fiscal year 2012 that have materially
        affected, or are reasonably likely to materially affect, your internal control over financial
        reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief